Segmented information:

      The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada and the United States, it operates as a global business and has no distinct operating segments

      The tables below set out the following information:

                            By Customer Location           By Geographic Area

      March 31, 2000     Revenue      Gross        Capital      Goodwill
                                      Margin       Assets

      Canada             $23,314,501  $ 8,429,508  $ 7,627,540  $10,089,021
      United States       72,707,149   17,213,355      959,364   11,205,915

                         $96,021,650  $25,642,863  $ 8,586,904  $21,294,936

      March 31, 1999

      Canada             $22,085,621  $ 8,271,364  $ 4,762,714  $ 6,503,940
      United States       42,387,344    8,286,483    1,437,046    6,757,561

                         $64,472,965  $16,557,847  $ 6,199,760  $13,261,501